JEFFREY G. KLEIN, P.A.
                      2600 NORTH MILITARY TRAIL, SUITE 270
                            BOCA RATON, FLORIDA 33431


Telephone:  (561)997-9920                               Telefax:   (561)241-4943


November 14,  2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549


RE:      Cybrdi, Inc.
FILE NO. 000-09081

Dear Mr. Rosenberg:

         The following information is supplied in response to the Commission's letter dated September 26, 2006.

         In response to item 2, attached hereto is a copy of the Weinberg & Company, P.A. audit opinion for the period ended December 31, 2006. A copy of this opinion will be included in the Company's amended Form 10-k which we are currently in the process of preparing for filing.

         Should you have any further questions, please do not hesitate to contact the undersigned.


Sincerely,


Jeffrey G. Klein

[LOGO} WEINBERG & COMPANY, P.A.
       ----------------------------
       CERTIFIED PUBLIC ACCOUNTANTS



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of:
Cybrdi Inc. and Subsidiary

We have audited the accompanying consolidated statements of operations and comprehensive income, stockholders' equity and cash flows of Cybrdi Inc. and Subsidiary for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Cybrdi Inc. and Subsidiary for the year ended December 31, 2003, in conformity with accounting policies generally accepted in the United States of America.



/s/ WEINBERG & COMPANY, P.A
---------------------------
WEINBERG & COMPANY, P.A

Boca Raton, Florida
April 9, 2004

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
6100 Glades Road o Suite 314      1925 Century Park East o Suite 1120                              Room 2707, 27/F
Boca Raton, Florida 33434            Los Angeles, California 90067               Shui On Centre o 6-8 Harbour Road
Telephone 561.487.5765                  Telephone 310.601.2200                          Wanchai, Hong Kong, P.R.C.
Facsimile 561 487 5766                  Facsimile 310.601.2201                             Telephone 852-2780-7231
                                        www.cpaweinberg.com                                Facsimile 852-2780-8717
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